

Mail Stop 3233

November 16, 2017

Via E-mail
William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Platinum Trust
c/o GraniteShares LLC
30 Vesey Street
New York, NY 10007

> **Re: GraniteShares Platinum Trust**
> **Registration Statement on Form S-1**
> **Filed November 3, 2017**
> **File No. 333-221325**

Dear Mr. Rhind:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your revised disclosure on page 65 that GraniteShares, Inc. has entered into an agreement with the World Platinum Investment Council ("WPIC"), whereby WPIC will receive a fee based on a percentage of the fund's net assets in exchange for certain initial payments to the sponsor to assist with the development, launch and marketing of the fund by the sponsor. Please revise to (i) more specifically describe these initial payments, (ii) quantify this fee and (iii) clarify who will pay this fee. In addition, please file this agreement as an exhibit, as required under Item 601(b)(10) of Regulation S-K, or provide a detailed analysis explaining why you do not have a beneficial interest in such agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: W. Thomas Conner, Esq. (*via e-mail*)